

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

April 22, 2005

Mr. Joseph J. Sum
Continental Materials Corporation
200 South Wacker Drive, Suite 4000
Chicago, IL 60606

> Re.: Continental Materials Corporation
> File Number 1-3834
> Form 10-K for the year ended January 1, 2005

Dear Mr. Sum:

We have reviewed the report noted above and have the following comments. Where indicated, we think you should revise your document in response to these comments in future filings beginning with the Form 10-Q for your first fiscal quarter. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. Please provide us with the requested supplemental information and your proposed disclosures. After reviewing this information, we may or may not raise additional comments.

Management's Discussion and Analysis – Refer to Release Nos. 33-8350 & 34-48960:

1.   The MDA discussion of operations should focus on the operations of each reportable segment. We have read Note 11 and note, for example, the construction materials segment is larger in terms of revenue and assets while the heating and air conditioning segment has higher segment operating income. Your revision should highlight, for example, return on assets, gross and net income percentages, other significant differences in operating expenses and similar segment differences.

2.   The company should disclose their self-insurance risk retention level.

Mr. Joseph J. Sum
Continental Materials Corporation
April 22, 2005

3.   In MDA the company should provide disclosure about the maximum and average amounts of company borrowings outstanding during the year under the revolving credit agreement.

4.   Information provided in MDA should add to what is included in the notes to the financial statements and not reiterate information from notes to the financial statements, to provide meaningful disclosure with general emphasis on the discussion and analysis of known trends, demands, commitments, events and uncertainties, and specific disclosures about liquidity, capital resources and critical accounting estimates.

Shipping and Handling Costs:

5.   The company should provide its accounting policy disclosure for shipping and handling costs as required by EITF 00-10.

Goodwill:

6.   The company should disclose the date or dates its selected for its annual review for goodwill impairment.

Balance Sheet - Unpaid Claim Covered by Insurance:

7.   Please explain what caused the increase between January 3, 2004 and January 1, 2005 in the balances for "Receivables for insured losses" and "Liability for unpaid claims covered by insurance" from $709,000 at the earlier date to $4,466,000 at the later date. It appears that the increase in the reserve for self-insurance losses from $1,973,000 at the earlier date to $2,988,000 at the later date is due primarily to the $900,000 adjustment mentioned above.

Note 5 – Shareholders' Equity, Accounting for Stock-Based Compensation:

8.   The company is required to provide pro forma information required by SFAS 123. We note the company has options for 73,400 common shares outstanding, that all options are fully vested and will expire on September 25, 2005. Please tell us why the pro forma data is not included.

Note 9 – Income Taxes:

9.   Please explain to us what the "(Release) build tax contingency reserve" represents, and explain the year-to-year changes in each year reported.

Note 10, Unaudited Quarterly Data:

Mr. Joseph J. Sum
Continental Materials Corporation
April 22, 2005

10.   Item 302(a) of Regulation S-K requires the company to disclose gross profit for each quarter. In addition, there is a minor typographic in the lead-in paragraph that says the data is for 2003 and 2002, whereas the data is actually for 2004 and 2003.

Note 12, Adjustments Made During the Fourth Quarter:

11.   The note should quantify the amount of the adjustment for income taxes and the amount of the inventory write-off.

12.   Also, the inventory write-off does not appear to be reflected in the inventory valuation reserve information shown in Schedule II.

Item 9A, Controls and Procedures:

13.   Please tell us more about the identified internal control weakness relating to accruals for workers' compensation claims. Include in your reply an explanation of the former procedures for estimating the accrual for workers' compensation claims and how those procedures differ from the current procedures. Prior to the current change explain to us if management had considered the possible need for improvement in the former procedures and had those problems been identified by either the independent public accountants, or any internal party such as internal auditors?

14.   Also, please explain to us if any portion of the $900,000 should be considered the correction of an error relating to prior years?

Schedule II – Valuation and Qualifying Accounts and Reserves:

15.   It appears that Schedule II should contain information about the reserve for self-insurance losses.

Electronic Submissions:

16.   Please cross reference your reply directly to the comments as numbered.

17.   Provide your written reply to these comments in electronic format pursuant to Section 232.101 of Regulation S-T.

Detailed cover letters greatly facilitate our review. Please provide your reply to these comments within ten business days of the date of this letter, or tell us when that information will be available. We may have additional comments after reviewing your response to our comments.

Mr. Joseph J. Sum
Continental Materials Corporation
April 22, 2005

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact Don Cavern at 202-942-1925 or Nathan Cheney at 202-942-1804 if you would like to discuss these comments. You may also contact me at 202-942-1798.

Sincerely,



ʹJohn M. Hartz
Senior Assistant Chief Accountant